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                            July 14, 2021

       Nicolaas Vlok
       Chief Executive Officer
       Project Angel Parent, LLC
       c/o MeridianLink, Inc.
       1600 Sunflower Avenue, #200
       Costa Mesa, CA 92626

                                                        Re: Project Angel
Parent, LLC
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-255680

       Dear Mr. Vlok:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed July 2, 2021

       Note 2. Summary of Significant Accounting Policies
       Operating and Reportable Segment, page F-47

   1. We note your response to prior comment 1. Despite the qualitative similarities of Lending
                                                        Software Solutions and
Data Verification Software Solutions, we note you actively
                                                        market, offer and
present each of the services separately, including
                                                        providing their
respective revenues, and presumably you will continue to do so. We further note that ASC
280-10-50-40 requires reporting of revenues from external
                                                        customers for each
product and service or each group of similar products and
                                                        services. Please revise
your disclosure accordingly, or tell us why you believe the
 Nicolaas Vlok
Project Angel Parent, LLC
July 14, 2021
Page 2
      disclosures are not required. Refer to ASC 280-10-50-38 to 50-40 and be advised that these entity-wide disclosures requirements apply to all public entities, including those with one segment. If providing the information is impracticable, please disclose that fact.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameNicolaas Vlok
                                                            Division of
Corporation Finance
Comapany NameProject Angel Parent, LLC
                                                            Office of
Technology
July 14, 2021 Page 2
cc:       Joseph C. Theis, Jr., Esq.
FirstName LastName